# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Manulife Private Credit Plus Fund, CIK 0001988855
CUSIP: 000000000
Title of class of securities: N/A
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000884590

## Reporting persons
- John Hancock Life Insurance Company of New York: type of reporting person: insurance company (IC); citizenship or place of organization: United States (X1); sole voting power 880,124.61; sole dispositive power 880,124.61; aggregate amount beneficially owned 880,124.61 (7% of the class)
  Comment: IC

## Item 1. Issuer
Name of issuer: Manulife Private Credit Plus Fund
Address of issuer's principal executive offices: 197 Clarendon Street, Boston, MA 02116

## Item 2. Person Filing
Name of person filing: John Hancock Life Insurance Company of New York
Address of principal business office or, if none, residence: 100 Summit Lake Drive, Valhalla, NY 10595
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC)

## Item 4. Ownership
Amount beneficially owned: 880,124.61
Percent of class: 7%
Sole power to vote or to direct the vote: 880,124.61
Sole power to dispose or to direct the disposition: 880,124.61

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- John Hancock Life Insurance Company of New York: /s/ Betsy Anne Seel, Betsy Anne Seel, by Power of Attorney filed herewith (08/27/2026)